Mail Stop 4561

July 7, 2008

Larry M. Reid
Cleartronic, Inc.
8000 North Federal Highway, Suite 100
Boca Raton, Florida 33487

> **Re:** **Cleartronic, Inc. (f/k/a GlobalTel IP, Inc.)**
> **Amendment No. 6 to Form S-1**
> **Filed on May 28, 2008**
> **File No. 333-135585**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked copy of your amendment.

Management's Discussion and Analysis, page 16

Results of Operations, page 18

1.      Revise to separately discuss your revenues earned from your continuing operations from that of your operations that you have discontinued. The revenue from continuing and discontinued operations should not be combined in this analysis. That is, this entire disclosure regarding the discontinued operations should be separate in a separate paragraph or section that is clearly distinct from your continuing operations discussions. For example, this discussion should also analyze expenses and net loss from discontinued operations separately.

Liquidity and Capital Resources, page 19

2.      You indicate that unless you are able to obtain sufficient capital or revenues, you would have to cease operations in approximately 60 days. Describe the steps you have taken or propose to take to acquire funds for a minimum of 12 months of operations. The nature of your viable plan for operations during the next 12 months should be described.

Management, page 28

Executive Compensation, page 32

3.      You have revised your summary compensation table to present the relevant
        information in the format required by Regulation S-B.  However, in this same
        section you are providing two option tables, neither of which is in the format
        required by Item 402(d) of Regulation S-B.  Please revise to present the required
        information regarding options in the proper format.  Furthermore, the two options
        tables that you do provide appear in superseded formats.  This information should
        be presented consistent with the new formats.  See, for example, Items 402(d) and
        (g) of Regulation S-K.

The Selling Stockholders, page 42

4.      Dominic and Sarina Albi are listed in the selling stockholder table as owning
        2,342,500 shares of common stock, and yet these persons do not appear in the
        beneficial ownership table on page 36.  Please advise, or revise your disclosure.

5.      You are registering for resale shares of common stock issued to Mr. Albi on
        March 28, 2007 and June 4, 2007, subsequent to the initial filing of the
        registration statement.  Please explain how the issuances to Mr. Albi did not
        therefore involve a public offering.  Rule 152 under the Securities Act of 1933
        would not seem to be applicable, given that, at the time of the subsequent
        issuances to Mr. Albi, you had already filed your registration statement.  In
        particular, provide us with information regarding communications, if any, with
        Mr. Albi regarding the status of the registration statement and events that led to
        the inclusion of offers and sales of shares by him in the registration statement
        pending at the time of the issuance to him.

6.      Please disclose the natural person or persons who exercise voting or investment
        power with respect to the shares being offered by Phantom Telecom, Co.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Revenue Recognition and Deferred Revenues, page F-7

7.      Revise to place disclosures related to your discontinued operations to the
        applicable footnote.  That is, your recognition policy for revenue streams that
        have been discontinued should be removed from this note and inserted into your
        discontinued operations footnote (i.e., your Notes 8 and 11).

8.      We note that you are presently primarily engaged in providing unified group communications capability solutions.  Identify all the elements or deliverables included in these solutions and describe your accounting treatment applied to each of those elements.  Describe how you determine fair value in order to allocate the arrangement fees among the elements.  Cite the accounting literature utilized to support your accounting.

9.      Describe your obligations to end-users for maintenance and services contracts sold during the year.  Indicate whether you are the primary obligor under these contracts.  Also, tell us the nature of your obligations recorded as deferred revenue in your March 31, 2008 balance sheet.  Explain why this obligation is being reported as a non-current liability.

Exhibits

10.      We refer to comment 11 of our letter dated April 17, 2008, in which we noted that you have filed as Exhibit 10.20 to your registration statement an asset purchase agreement with Sipcom, but nowhere in the prospectus do you appear to describe this transaction.  In your response letter, you state that you have not described the transaction because the transaction is not material to an investor's understanding of the company's present business.  A sale of 22% of your total assets appears material under any circumstance.  We also note that you have filed the agreement as a material contract under Item 601(b)(10) of Regulation S-B.  Please revise your prospectus disclosure to describe this transaction.  Among other matters, it appears that reasonably detailed information regarding the nature of the transaction and its effects on the company should be included in Management's Discussion and Analysis.

11.      Please be aware that counsel will be required to reissue its legal opinion as of a date reasonably current to the desired date of effectiveness of your registration statement.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at
(202) 551-3488 if you have questions regarding comments on the financial statements
and related matters.  Please address all other questions to David L. Orlic at
(202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.


Sincerely,


Mark P. Shuman
Branch Chief-Legal


cc:     Via facsimile:  (309) 402-2342
        Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.